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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CASTLE DENTAL CENTERS, INC.

(Name of Issuer)

COMMON STOCK $.001 PAR VALUE

(Title of Class of Securities)

14844P105

(CUSIP Number)

David S. Lobel

Sentinel Capital Partners II, L.P.

777 Third Avenue, 32nd floor

New York, NY 10017

(212) 688-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Frederick Tanne, Esq.

Kirkland & Ellis LLP

Citicorp Center

153 East 53rd Street

New York, NY

(212) 446-4800

June 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 14844P105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sentinel Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14844P105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sentinel Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14844P105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sentinel Managing Company II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 14844P105	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David S. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Statement”) filed by Sentinel Capital Partners II, L.P., a Delaware limited partnership, and certain of its affiliates (“Sentinel”) on June 2, 2003, which Statement was amended by Amendment No. 1 to the Statement filed on June 20, 2004 and Amendment No. 2 to the Statement filed on May 10, 2004, relating to the beneficial ownership of shares of common stock, par value $0.001 per share, of Castle Dental Centers, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On April 25, 2004, the Company entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among Bright Now! Dental, Inc. (“Parent”), Drawbridge Acquisition, Inc. (“Merger Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company would be merged with and into Merger Sub (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement provides that, upon consummation of the Merger, holders of the Common Stock will be entitled to receive $0.1572 per share of Common Stock, and holders of preferred stock, par value $0.001 per share, shall be entitled to receive an amount in cash equal to $0.1572 multiplied by the number of shares of the Common Stock into which such preferred stock was convertible immediately prior to the consummation of the Merger.

On June 14, 2004, the Merger was consummated. Upon consummation of the Merger, (i) Parent became the sole owner of shares of the Company and (ii) Sentinel ceased to own any capital stock of the Company and received the merger consideration for its shares of Series B Preferred Stock. Accordingly, Sentinel no longer owns any shares of capital stock of the Company. In addition, because none of the other stockholders of the Company party to the Stockholders Agreement, dated as of May 15, 2003 (the “Stockholders Agreement”), by and among the Company, Sentinel, General Electric Capital Corporation, Midwest Mezzanine Fund II, L.P. and certain other stockholders of the Company, own any capital stock of the Company following the Merger, Sentinel may no longer be deemed the beneficial owner of any shares of any such other stockholders.

The foregoing description of the Merger Agreement (including any exhibits thereto) and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Merger Agreement and the Stockholders Agreement, each of which is incorporated herein by reference. The Merger Agreement and the Stockholders Agreement are filed as Exhibits 9 and 5, respectively, hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a) - (b) Collectively, no shares of Common Stock may be deemed to be beneficially owned by the Reporting Persons, Midwest, GE Capital, Fitzpatrick and Slack, which amount represents 0.0% of the Common Stock issued and outstanding immediately prior to the Merger on June 14, 2004.

Page 6 of 9 Pages

(c) Other than as set forth in this Statement, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(e) On June 14, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2004

SENTINEL CAPITAL PARTNERS II, L.P.
By	Sentinel Partners II, L.P.
Its:	General Partner

By:	Sentinel Managing Company II, LLC
Its:	General Partner

By:	/S/ DAVID S. LOBEL
Name:	David S. Lobel
Title:	Managing Member

SENTINEL PARTNERS II, L.P.
By:	Sentinel Managing Company II, LLC
Its:	General Partner

By:	/S/ DAVID S. LOBEL
Name:	David S. Lobel
Title:	Managing Member

SENTINEL MANAGING COMPANY II, LLC

By:	/S/ DAVID S. LOBEL
Name:	David S. Lobel
Title:	Managing Member

/S/ DAVID S. LOBEL
David S. Lobel

Page 8 of 9 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated as of the date hereof by and among Sentinel Capital, Sentinel Partners, SMC and David S. Lobel.*

2	Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

3	Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock. (previously filed by Heller Financial Inc.)*

4	Registration Rights Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

5	Stockholders Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

6	Management Agreement, dated as of May 15, 2003, between the Company and Sentinel (incorporated by reference to Exhibit 10.6 of the Company’s 8-K dated May 15, 2003).*

7	Credit Agreement dated as of May 15, 2003 among the Company, Castle Dental Centers of Florida, Inc., Castle Dental Centers of Tennessee, Inc., Castle Texas Holdings, Inc., Castle Dental Centers of Texas, Inc., CDC of California, Inc., the lenders party thereto, and GE Capital, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Company’s 8-K dated May 15, 2003).*

8	Securities Purchase Agreement dated as of June 13, 2003 among the Company, Sentinel Capital and Usdan.*

9	Agreement and Plan of Merger dated as of April 25, 2004, by and among Bright Now! Dental, Inc., Drawbridge Acquisition, Inc., and the Company (incorporated by reference to Exhibit 2.1 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).*

10	Action by Written Consent of Stockholder of the Company, dated April 25, 2004 (incorporated by reference to Exhibit 10.2 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).*

11	Letter Agreement, dated April 25, 2004, by and between Sentinel Capital Partners II, L.P. and Bright Now! Dental, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).*

*	Previously filed.

Page 9 of 9 Pages